Richardson
& Associates
attorneys at law

October 18, 2012

Via Edgar

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-6010

Attention:   Larry Spirgel, Assistant Director

Re:	Lux Digital Pictures, Inc. Current Report on Form 8-K Filed September 7, 2012 File No. 333-153502

Dear Commission:

We are legal counsel for Lux Digital Pictures, Inc. (the “Company”) and are in receipt of your correspondence to Michael Hill, Chief Executive Officer of the Company, dated October 2, 2012.  The following are responses to your comments in that letter:

General

1.
We will amend our Form 8-K to include the required audited financial statements of RadioLoyalty, Inc. and all information that would be required in a Form 10 registration statement regarding the transaction under Items 2.01(f), 5.01(a)(8) and 9.01(c) of Form 8-K, as soon as practicable after the audited financial statements of RadioLoyalty are available.  The financial statements of RadioLoyalty, Inc. since its inception on November 30, 2011 are currently being audited by our PCAOB-registered auditor.  They are expected to be ready in time for inclusion in our upcoming Annual Report on Form 10-K, due for filing by the Company on or before November 30, 2012.  Please be advised that we do not believe that the Company is or has ever been a shell company.  By acquiring the WatchThis® assets and business in May 2012, we believe that we continued to be engaged in an active business under Rule 11-01(d) of Regulation S-X, even after the simultaneous disposition of the Lux Digital Pictures assets.

2.
The Company considered Rule 11-01(d) of Regulation S-X and determined that the assets and liabilities acquired by RadioLoyalty, Inc. from Lenco Mobile, Inc. (“Lenco”) on November 30, 2011 did not constitute the acquisition of a business.  The Company considered the following specifics:

1453 THIRD STREET PROMENADE, SUITE 315, SANTA MONICA, CALIFORNIA 90401
TELEPHONE (310) 393-9992     FACSIMILE (310) 393-2004

United States Securities and Exchange Commission
October 18, 2012

(1)
The nature of the revenue-producing activity associated with the assets and liabilities acquired by RadioLoyalty, Inc. (the “Net Assets”) is not the same as the nature of the revenue-producing activities associated with the businesses operated by Lenco.  Consideration was given to the fact that Lenco’s businesses involve providing its mobile communications infrastructure technology to various telecommunications providers and partners throughout the world.  Lenco’s core technology is generally described as the ability to compress and decompress large amounts of data sent over mobile platforms in what is known as SMS or MMS broadcast formats. These core technology assets are still in use by Lenco today.  The assets the Company acquired from Lenco consisted almost entirely of the RadioLoyaltyTM Platform (the “Platform”).  Lenco had spent several million dollars to develop the Platform in 2010 and 2011. The Platform had various technical issues over that timeline. The key technology feature of the Platform is the ability to insert video and display advertisements into audio content, in place of audio advertisements, and place the combined audio and video or display content in an online or mobile marketplace to generate advertising revenues. This technology is very complex and was not effectively operated until the Company’s management began focusing on it exclusively in October 2011.  Although the Agreement with Lenco was effective on December 1, 2011, the Company negotiated with Lenco to ensure that revenues generated from October 2011 forward would be assigned to the Company and the related accounts receivable would be collectible only by the Company. As a result of this negotiation, the Company’s management commercially launched the Platform in October 2011 and began generating revenues for the Company.  The accounts receivable and accounts payable included within the Net Assets resulted from the launch of the Platform by the Company’s management in October 2011. The Company does not consider revenues generated by Lenco to be comparable in nature to revenues generated by the Company or by the Platform itself.

(2)	The following attributes associated with the ongoing RadioLoyalty, Inc. business operations were considered:
(i)
Lenco’s technical operations and executive offices are operated in various offices around the world but primarily in South Africa. The Company’s operations are entirely located in Santa Barbara, California. The Santa Barbara offices used by the Company today previously served as Lenco’s official address in the U.S. for mailing and SEC filing purposes.

(ii)
Lenco’s employees are housed in offices throughout the world. Lenco executed a substantial layoff of approximately 30 employees in the Santa Barbara office in September 2011. The Company rehired 10 of those employees in October 2011.

(iii)
The market distribution system in place at Lenco is a global network of telecommunications providers and partners.  The market distribution system in place that drives the Platform is a network of U.S.-based Internet and radio broadcasters who have agreed to allow the Company to implement the Platform on their Internet and mobile properties to sell video and display advertisements.

(iv)	Lenco did not have a sales force dedicated to the Platform. The Company’s sales force is dedicated to the Platform and based in Santa Barbara, California.

United States Securities and Exchange Commission
October 18, 2012

(v)	Lenco’s customer base is global and consisted of telecommunications providers and partners. The Company’s customers consist of Internet and radio broadcasters in the U.S.
(vi)	Lenco maintained operating rights over the Platform until October 1, 2011 as defined within the acquisition agreement executed on December 1, 2011.
(vii)
The production of revenues by Lenco was a result of providing its data compressions and decompression technology to telecommunications providers and partners. The production of revenues by the Company is a result online and mobile video and display advertising sales through the Platform.

(viii)	The trade name “RadioLoyalty” was used by Lenco prior to the transaction on December 1, 2011 and by the Company subsequently.

Enclosed with this letter is a signed copy of the Company’s representation letter requested by you.

Very truly yours,

/s/ Mark J. Richardson
Mark J. Richardson, Esq. Richardson & Associates

Cc:           Michael Hill, Chief Executive Officer

Lux Digital Pictures, Inc.
347 Chapala Street
Santa Barbara, California 93101
telephone: (805) 308-9151

October 18, 2012

Via Edgar

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-6010

Attention:    Larry Spirgel, Assistant Director

Re:	Lux Digital Pictures, Inc. Current Report on Form 8-K Filed September 7, 2012 File No. 333-153502

Dear Commission:

Lux Digital Pictures, Inc. hereby acknowledges the following in connection with the filing of the above referenced Report on Form 8-K:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Michael Hill
Michael Hill, Chief Executive Officer of Lux Digital Pictures, Inc.